UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number:
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. __)*	Expires: Estimated average burden hours per response...........

BIONDVAX PHARMACEUTICALS LTD

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.0000001 Per Share

(Title of Class of Securities)

09073Q105
 (CUSIP Number)

Marius Nacht
Angels Investments in Hi Tech Ltd.
18 Yehezkel Street
 Tel Aviv 6259524, Israel
Tel: (972)(52) 251-5451
Fax: (972)(3) 546-8607

with a copy to:

Asher Assis, Adv.
Naschitz, Brandes, Amir & Co.
5 Tuval Street
Tel-Aviv 67897, Israel
Tel: (972)(3) 623-5000
Fax: (972)(3) 623-5005

(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

February 8, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ”filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Angels Investments in Hi Tech Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
_________

	8	SHARED VOTING POWER
33,760,832

	9	SOLE DISPOSITIVE POWER
_________

	10	SHARED DISPOSITIVE POWER
33,760,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,760,832

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marius Nacht

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
_________

	8	SHARED VOTING POWER
33,760,832

	9	SOLE DISPOSITIVE POWER
_________

	10	SHARED DISPOSITIVE POWER
33,760,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,760,832

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Page 3 of 7 Pages

Item 1.	Security and Issuer

This statement relates to ordinary shares, par value NIS 0.0000001 per share (“Shares”) of BiondVax Pharmaceuticals Ltd. (the "Company" or "Issuer"), an Israeli corporation. The principal executive offices of Company is located at 14 Einstein Street, Nes-Ziona 74140, Israel.

Item 2.	Identity and Background

Angels Investments in Hi Tech Ltd. ("Angels") is a corporation organized under the laws of the State of Israel. Its principal business is investments. The address of its principal office and principal place of business is 18 Yehezkel St. Tel Aviv 6259524, Israel. The name, business address, principal occupation and citizenship of each of its directors and executive officers is set forth in Exhibit 1 hereto and is incorporated herein by reference.

Mr. Marius Nacht is a citizen of the State of Israel and serves as Chairman of Angels. As of the date of this schedule, Mr. Nacht owns 100% of the shares of Angels. The address of his principal office and principal place of business is 18 Yehezkel St. Tel Aviv 6259524, Israel.

 During the last five years, none of the Reporting Persons (including the directors and executive officers of Angels) have either been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 16, 2017, a copy of which is attached hereto as Exhibit 2.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the investment agreement, dated as of December 31, 2016 (the "Investment Agreement"), by and between the Issuer and Angels subject to the terms and conditions set forth therein, Angels shall purchase from the Issuer 33,760,832 newly issued Share (the "Issued Share"), at a price per Share of NIS 0.323 and an aggregate purchase price of NIS 10,904,749 (the "Transactions").

The foregoing summary of the Transactions is qualified in its entirety by reference to the full text of the Investment Agreement included as Exhibit 3 hereto and is incorporated herein by reference.

Following the consummation of the Transaction, the aggregate purchase price of the Issued Share purchased by Angels is NIS 10,904,749 (US$ 2,856,142). In accordance with the Investment Agreement the investment amount was paid in US dollars according to the last reported exchange rate by the Bank of Israel (SHA'AR YATZIG) at January 13, 2017. The source of funding for the purchase of the Issued Share was the capital of Angels.

Item 4.	Purpose of Transaction

Each of the Reporting Persons currently holds its interest in the Issuer for investment purposes.

Pursuant to the Investment Agreement, Angels appointment one person as a member of the Board of Directors of the Issuer, to hold office until the annual meeting of the Issuers' shareholders. The Issuer undertook to make best efforts to support the appointment of the above mentioned director and one additional director elected by Angels instead of the directors that their service will be terminated in such meeting pursuant to the Investment Agreement (including by proposing amendments to the terms of the articles of association of the Issuer if necessary).

Page 4 of 7 Pages

The information set forth in Items 3, 5 and 6 is incorporated herein by reference.

Each of the Reporting Persons intends to continuously review its investment in the Issuer on a continuing basis, and may in the future, determine, (i) to acquire additional securities of the Issuer or dispose of any or all of their Shares, through open market purchases, private agreements or otherwise, at any time and from time to time (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) – (j) of Item 4 of Schedule 13D.  Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the Issuer's business and prospects, other developments concerning the Issuer and its businesses generally, other business opportunities available to the Reporting Persons, developments with respect to the business of the Reporting Persons, changes in law and government regulations, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer. The Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, to request the Issuer to convene a special shareholders meeting for the purpose of making certain changes in the composition of the board of directors of the Issuer.

Except as described in this Item 4 and in Items 3, 5 and 6, which are incorporated herein by reference, the Reporting Persons have no plans or proposals with respect to Issuer or its securities that relate to, or would result in, any of the transactions described in paragraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

 (a)- (b)          The Reporting Persons may be deemed to beneficially own and have shared power to vote and shared power of disposition over all Issued Shares (i.e., 33,760,832 Shares), representing approximately 19.99% of the Issuer's Shares (based upon 135,097,367 Shares of the Issuer stated to be outstanding as of April 27, 2016  as set forth in the 20-F filed by the Issuer with the Securities Exchange Commission on April 27, 2016).Angels directly beneficially owns all Shares (i.e., 33,760,832 Shares). Marius Nacht does not directly beneficially own any Shares. In addition, Mr. Nacht owns 100% of the shares of Angels and by reason of its ability to influence the control of Angels, Marius Nacht may be deemed to indirectly beneficially own, and share the power to vote and dispose of Issued Shares (i.e., 33,760,832 Shares) directly beneficially owned by Angels.

(c)          The Issued Shares (i.e., 33,760,832 Shares) were purchased by the Issuer on February 8, 2017 at a price per Share of NIS 0.323 that is the closing price of the Company's shares on the Tel-Aviv Stock Exchange Ltd. on December 29, 2016 in an aggregate purchase price of NIS 10,904,749 (US$ 2,856,142) . In accordance with the Investment Agreement the investment amount was paid in US dollars according to the last reported exchange rate by the Bank of Israel (SHA'AR YATZIG) at January 13, 2017.

(d)          Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 is incorporated herein by reference.

Other than as set forth in the preceding paragraph, none of the Reporting Persons has any contracts, arrangements, understandings, or relationship (legal or otherwise) with respect to any securities of the Issuer.

Page 5 of 7 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Name, business address and principal occupation of each director and executive officer of Angels
Exhibit 2	Joint Filing Agreement, dated as of February 16, 2017.
Exhibit 3	Investment Agreement, dated as of December 31, 2016 by and between the BiondVax Pharmaceuticals Ltd. and Angels Investments in Hi Tech Ltd.
Page 6 of 7 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2017

Angels Investments in Hi Tech Ltd. By: /s/ Marius Nacht Name: Marius Nacht Title: Chairman Marius Nacht By: /s/ Marius Nacht

Page 7 of 7 Pages